UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August, 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

On August 11, 2010 the Company received a NASDAQ Staff Deficiency Letter, indicating that the Company has failed to comply with the minimum bid price requirement for continued listing set forth in the Listing Rule 5450(a)(1). The letter provides that the Company has until February 7, 2011 to regain compliance. Compliance will be regained if during the period ending on February 7, 2011 the bid price of the Company's ordinary shares closes at $1.00 per share or more for a minimum of 10 consecutive business days. If the Company is not in compliance with Listing Rule 5450(a)(1) by February 7, 2011, then the Company may still be afforded a second 180 calendar day grace period in which to regain compliance, provided that it satisfies the NASDAQ Capital Market's initial listing criteria (except for the bid price requirement), as set forth in Listing Rule 5810(c)(3)(A). To avail itself of this alternative, the Company will need to submit an application to transfer its securities to The NASDAQ Capital Market. The Company is examining several potential courses of action aimed at supporting the Company in regaining compliance with the requirements for continued listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	August 16, 2010